[Letterhead of Eversheds Sutherland (US) LLP]

March 14, 2019

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             New Mountain Finance Corporation

Registration Statement on Form N-2

Filed on March 14, 2019

Dear Mr. Bartz:

On behalf of New Mountain Finance Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on March 14, 2019 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in Post-Effective Amendment No. 2 to the Company’s shelf registration statement on Form N-2 (File No. 333-218040) (the “Prior Registration Statement”), which was filed with the Commission on July 12, 2018 and declared effective on July 13, 2018, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Prior Registration Statement and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2018, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact Vlad M. Bulkin at (202) 383-0815 or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:                                Vlad M. Bulkin